06008248

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 38520

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: First Commonwealth Securities Corporation

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

201 St. Charles Avenue, Suite 2500
(No. and Street)

New Orleans (City) Louisiana (State) 70170 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Norbert A. Simmons (504) 524-6868
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Jacobson, Doullut & Adler, L.L.C.
(Name – *if individual, state last, first, middle name*)

3939 N. Causeway Blvd., Suite 206 Metairie, Louisiana 70002
(Address) (City) (State) (Zip Code)

PROCESSED
JUN 2 0 2006
THOMSON FINANCIAL

SEC RECEIVED MAR 3 1 2006 PROCESSING SECTION WASH, D.C. 152

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Norbert A. Simmons, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of First Commonwealth Securities Corporation, as of December 31, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Norbert Simmons
Signature

President
Title

Catherine Casanova 3/21/06
Notary Public NOTARIZING SIG. ONLY.

NOTARY PUBLIC STATE OF FLORIDA
Catherine Casanova
My Commission DD133628
Expires August 06, 2006

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of ~~Changes in Financial Condition~~ Cash Flows
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [x] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FINANCIAL STATEMENTS AND SCHEDULES
AND
AUDITOR'S REPORT THEREON

FIRST COMMONWEALTH SECURITIES CORPORATION

YEARS ENDED DECEMBER 31, 2005 AND 2004

TABLE OF CONTENTS

JACOBSON, DOULLUT & ADLER, L.L.C.

CERTIFIED PUBLIC ACCOUNTANTS

CONSULTANTS

3939 North Causeway Boulevard, Suite 206

Metairie, Louisiana 70002-1777

Terry Jacobson, CPA
Julie K. Doullut, CPA
Neal K. Adler, CPA, LLC

Telephone (504) 831-6935
Facsimile (504) 831-7836
email: jdcpas@jadcpas.com

Members
American Institute of CPA's
Society of Louisiana CPA's

Independent Auditor's Report

Board of Directors
First Commonwealth Securities Corporation
New Orleans, Louisiana

We have audited the accompanying statements of financial condition of First Commonwealth Securities Corporation as of December 31, 2005 and 2004, and the related statements of operations and comprehensive income (loss), changes in stockholder's equity, and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of First Commonwealth Securities Corporation at December 31, 2005 and 2004, and the results of their operations and comprehensive income and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by

rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Jacobson Doullut & Adler, LLC

Jacobson, Doullut & Adler, LLC
March 29, 2006

First Commonwealth Securities Corporation

STATEMENTS OF FINANCIAL CONDITION

December 31, 2005 and 2004

ASSETS

	2005	2004
Cash	$ 82,991	$186,770
Accounts receivable from stockholder	101,498	76,497
Refundable income taxes	755	755
Securities owned, marketable, at market value	10,054	3,060
Office equipment, at cost, less accumulated depreciation of $617 and $332	237	522
	$195,535	$267,604

LIABILITIES AND STOCKHOLDER'S EQUITY

	2005	2004
Liabilities		
Accounts payable, accrued expenses, and other liabilities	$ 12,425	$ 26,298
	12,425	26,298
Stockholder's equity		
Common stock, no par value, authorized, 1,000 shares, issued and outstanding, 160 shares in 2005 and 2004	46,850	46,850
Additional paid-in capital	132,616	132,616
Retained earnings (deficit)	(3,110)	62,080
Accumulated other comprehensive gains (losses)		
Unrealized gains (losses) on securities	6,754	(240)
Total stockholder's equity	183,110	241,306
	$195,535	$267,604

The accompanying notes are an integral part of these financial statements.

First Commonwealth Securities Corporation

STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)

For the Years Ended December 31, 2005 and 2004

	2005	2004
REVENUES:		
Fees and commissions	$150,000	$214,941
Interest	89	90
TOTAL REVENUES	150,089	215,031
EXPENSES:		
Occupancy and office expenses	14,724	9,160
Professional fees	84,268	77,235
Taxes, licenses and fees	5,487	9,104
Auto, travel, and other expenses	110,800	89,924
TOTAL EXPENSES	215,279	185,423
INCOME (LOSS) BEFORE INCOME TAXES	(65,190)	29,608
INCOME TAX EXPENSE		
Current income tax expense	-	5,331
Benefit of loss carryforwards	-	(5,331)
Net current income tax expense	-	-
NET INCOME (LOSS)	(65,190)	29,608
OTHER COMPREHENSIVE INCOME		
Unrealized income on securities	6,994	225
TOTAL COMPREHENSIVE INCOME (LOSS)	$(58,196)	$ 29,833

The accompanying notes are an integral part of these financial statements.

First Commonwealth Securities Corporation

STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY

For the Years Ended December 31, 2005 and 2004

	Common Stock	Additional Paid-In Capital	Retained Earnings	Accumulated Other Comprehensive Income
Balances at January 1, 2004	46,850	132,616	32,472	(465)
COMPREHENSIVE INCOME				
Net income for the year	-	-	29,608	-
Other comprehensive gains:				
Unrealized gains on securities	-	-	-	225
Contributed capital	-	-	-	-
Balances at December 31, 2004	46,850	132,616	62,080	(240)
COMPREHENSIVE INCOME (LOSS)				
Net loss for the year	-	-	(65,190)	-
Other comprehensive income:				
Unrealized gains on securities	-	-	-	6,994
Balances at December 31, 2005	$ 46,850	$ 132,616	$ (3,110)	$ 6,754

The accompanying notes are an integral part of these financial statements.

First Commonwealth Securities Corporation

STATEMENTS OF CASH FLOWS

For the Years Ended December 31, 2005 and 2004

	2005	2004
CASH FLOWS FROM OPERATING ACTIVITIES:		
Comprehensive income (loss)	$ (58,196)	$ 29,833
Adjustments to reconcile net income to net cash used in operating activities:		
Depreciation	285	285
(Increase) Decrease in operating assets:		
Securities owned, net	(6,994)	(225)
Increase (decrease) in operating liabilities:		
Accounts payable, accrued expenses, and other liabilities	(13,873)	1,423
Net cash provided (used) by operating activities	(78,778)	31,316
CASH FLOWS FROM INVESTING ACTIVITIES:		
Purchase of office equipment	-	-
Net cash used by investing activities	-	-
CASH FLOWS FROM FINANCING ACTIVITIES:		
Increase in loans to stockholder	(25,001)	
Contributed capital	-	-
Net cash used by financing activities	(25,001)	-
Increase (decrease) in cash	(103,779)	31,316
Cash at beginning of year	186,770	155,454
Cash at end of year	$ 82,991	$ 186,770
SUPPLEMENTAL CASH FLOWS DISCLOSURES:		
Interest payments	$ -	$ -
Income tax payments	$ -	$ -

The accompanying notes are an integral part of these financial statements.

First Commonwealth Securities Corporation

NOTES TO FINANCIAL STATEMENTS

For the Years Ended December 31, 2005 and 2004

NOTE A - SUMMARY OF ACCOUNTING POLICIES

A summary of the significant accounting policies consistently applied in the preparation of the accompanying financial statements follows:

1. ORGANIZATION

First Commonwealth Securities Corporation (the "Company") was formed on August 6, 1987. The Company's primary purpose is to engage in the business of municipal bond underwriting and management on a fully-disclosed basis as a Securities and Exchange Commission and National Association of Securities Dealers, Inc. registered broker dealer. The Company became a registered broker dealer effective December 7, 1987 and, consequently, is subject to certain rules and regulations of the Securities and Exchange Commission, the National Association of Securities Dealers, Inc. and certain state regulatory agencies.

2. ACCOUNTS RECEIVABLE

Management considers all accounts to be collectible, therefore no allowance has been made for doubtful accounts.

3. USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates. These differences may be material.

4. Depreciation

Depreciation is provided on a straight-line basis using an estimated useful life of three years.

NOTE B - NET CAPITAL REQUIREMENTS

As a registered broker dealer, the Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2005, the Company had net capital of $79,112, which was $74,112 in excess of its required net capital of $5,000. At December 31, 2005, the Company's net capital ratio was .16 to .1. At December 31, 2004, the Company had net capital of $160,472, which was $155,472 in excess of its required net capital of $5,000. At December 31, 2004 the Company's net capital ratio was .16 to 1.

NOTE C - SUBORDINATED LIABILITIES

There were no liabilities subordinated to the claims of general creditors at December 31, 2005 and 2004. Accordingly, the financial statements do not include statements of changes in subordinated liabilities.

NOTE D - INCOME TAXES

Net income for the years ended December 31, 2005 and 2004, as reported in the accompanying financial statements, is reconciled with ordinary income as reported on the Company's federal corporation income tax return as follows:

	2004	2003
Net income (loss) before income taxes per financial statements	$(58,196)	$ 29,833
Add:		
Nondeductible expenses	198	24
Less:		
Non taxable income	(6,994)	(225)
Net operating loss deduction	-	(29,632)
Total federal taxable income (loss) per federal corporation income tax return	$(64,992)	$ -

The company has loss carryforwards of $67,732 that may be offset against future taxable income. The net operating loss carryforwards expire as follows:

Year ending December 31,	
2022	$ 2,740
2025	64,992
	$67,732

NOTE E - RELATED PARTY TRANSACTIONS

The Company's sole shareholder provides legal and consulting services to the Company. There were no payments for legal and consulting fees to the shareholder during the years ended December 31, 2005 and 2004.

NOTE E - RELATED PARTY TRANSACTIONS - CONTINUED

The Company shares occupancy and office expenses with its sole shareholder. The company's share of occupancy and office expenses paid for the years 2005 and 2004 was $6,982 and $1,105, respectively.

Supplementary Information

JACOBSON, DOULLUT & ADLER, L.L.C.

CERTIFIED PUBLIC ACCOUNTANTS

CONSULTANTS

3939 North Causeway Boulevard, Suite 206
Metairie, Louisiana 70002-1777

Terry Jacobson, CPA
Julie K. Doullut, CPA
Neal K. Adler, CPA, LLC

Telephone (504) 831-6935
Facsimile (504) 831-7836
email: jdcpas@jadcpas.com

Members
American Institute of CPA's
Society of Louisiana CPA's

Board of Directors
First Commonwealth Securities Corporation
New Orleans, Louisiana

In planning and performing our audit of the financial statements and supplemental schedules of First Commonwealth Securities Corporation (the Company), for the years ended December 31, 2005 and 2004, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

3. Obtaining and maintaining physical possession or control all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company

has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005 and 2004, to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Jacobson Doullut & Adler LLC

Jacobson, Doullut & Adler, LLC
March 29,2006

SCHEDULE I

First Commonwealth Securities Corporation

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

As of December 31, 2005 and 2004

	2005	2004
NET CAPITAL		
Total stockholder's equity	$183,110	$241,306
Deductions and/or charges:		
Nonallowable assets:		
Accounts receivable from stockholder	101,498	76,497
Office equipment, net	237	522
Refundable income taxes	755	755
Haircuts on securities	1,508	3,060
	103,998	80,834
Net capital	$ 79,112	$160,472
AGGREGATE INDEBTEDNESS		
Items included in statements of financial condition:		
Accounts payable, accrued expenses, and other liabilities	$ 12,425	$ 26,298
Total aggregate indebtedness	$ 12,425	$ 26,298
Computation of basic net capital requirement		
Minimum net capital required:	$ 5,000	$ 5,000
Excess net capital	$ 74,112	$155,472
Excess net capital at 120 percent	$ 73,112	$154,472
Ratio: Aggregate indebtedness to net capital	.16 to 1	.16 to 1
RECONCILIATION WITH COMPANY'S COMPUTATION (included in Part II of Form X-17A-5 as of December 31, 2005 and 2004)		
Net capital, as reported in Company's Part II (unaudited) FOCUS report	$ 79,112	$165,430
Net audit adjustments	-	(4,958)
Net capital per above	$ 79,112	$160,472

SCHEDULE II

First Commonwealth Securities Corporation

RESERVE AND POSSESSION OR CONTROL REQUIREMENTS UNDER
RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

As of December 31, 2005 and 2004

The Company is exempt from the reserve and possession or control requirements of Rule 15c3-3 of the Securities and Exchange Commission.